Jule's Foods

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-49,177.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-6,520.08
zAccumulated Depreciation	12,925.00
Automobile:Sonata	-2,000.00
CC 0509	3,293.52
CC 4256	524.12
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,222.56**
Net cash provided by operating activities	**$ -40,955.11**
INVESTING ACTIVITIES	
Machinery & Equipment	-8,013.88
Net cash provided by investing activities	**$ -8,013.88**
FINANCING ACTIVITIES	
Owner's Investment	52,904.28
Net cash provided by financing activities	**$52,904.28**
NET CASH INCREASE FOR PERIOD	**$3,935.29**
Cash at beginning of period	5,999.08
CASH AT END OF PERIOD	**$9,934.37**